STATE OF DELAWARE

CERTIFICATE OF MERGER

OF

DOMESTIC CORPORATIONS

Pursuant to Title 8, Section 251(c) of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST:        The name of the surviving corporation is Enumeral Biomedical Corp., a Delaware corporation (the “Surviving Corporation”), and the name of the corporation being merged into the Surviving Corporation is Enumeral Acquisition Corp., a Delaware corporation (“Acquisition Subsidiary”).

SECOND:    The Agreement of Plan of Merger and Reorganization by and among Enumeral Biomedical Holdings, Inc., the Acquisition Subsidiary and the Surviving Corporation, and solely with respect to Section 6.3(f) thereof, Arthur H. Tinkelenberg (the “Agreement of Merger”), has been approved, adopted, executed and acknowledged by each of the constituent corporations.

THIRD:       The name of the surviving corporation is Enumeral Biomedical Corp., a Delaware corporation

FOURTH:    The Certificate of Incorporation of Acquisition Subsidiary, as in effect immediately prior to the merger, shall be the Certificate of Incorporation of the Surviving Corporation.

FIFTH:       The merger is to become effective upon filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

SIXTH:       The executed Agreement of Merger is on file at One Kendall Square, Building 400, 4th Floor, Cambridge, MA 02139, the place of business of the Surviving Corporation.

SEVENTH:   A copy of the Agreement of Merger will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said Surviving Corporation has caused this certificate to be signed by an authorized officer, the 31st day of July, 2014.

ENUMERAL BIOMEDICAL CORP.

By:	/s/ Arthur H. Tinkelenberg
Name: Arthur H. Tinkelenberg
Title: Chief Executive Officer